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                           UNITED STATES               OMB APPROVAL
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               SECURITIES AND EXCHANGE COMMISSION  OMB Number: 3235-0058
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                 Washington, D.C. 20549            Expires: March 31, 2006
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                                                   hours per response ...2.50
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                           FORM 12b-25                 SEC FILE NUMBER
                                                          000-50485
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                    NOTIFICATION OF LATE FILING         CUSIP NUMBER
                                                          153491105
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(Check One):X Form 10-K  Form 20-F  Form 11-K  Form 10-Q  Form N-SAR  Form N-CSR

          For Period Ended:    December 31, 2004
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          Transition Report on Form 10-K
          Transition Report on Form 20-F
          Transition Report on Form 11-K
          Transition Report on Form 10-Q
          Transition Report on Form N-SAR
          For the Transition Period Ended:_______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Central Freight Lines, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

5601 West Waco Drive
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Address of Principal Executive Office (Street and Number)

Waco, Texas 76710
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City, State and Zip Code









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SEC 1344 (07-03)           Persons who are to respond to the collection of information contained in this form are not required to
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PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Although management of Central Freight Lines, Inc. (the "Registrant") has been working diligently to prepare the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (the "Annual Report"), the work necessary to complete the Annual Report cannot be finished in sufficient time to permit the filing on the scheduled due date of March 16, 2005. Although substantial progress has been made as of this date, the Registrant has experienced delays in completing management's assessment of the effectiveness of the Registrant's internal controls over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002. These delays have, in turn, caused delays in completing the audits of the Registrant's financial statements and internal controls over financial reporting for the year ended December 31, 2004. As a result of the nature of the new requirements under Section 404, the Registrant is unable to complete and file the Annual Report by the prescribed filing date without unreasonable effort and expense. The Registrant continues to dedicate substantial resources to the audit of the financial statements, internal control testing, and the Annual Report. The Registrant currently anticipates filing the Annual Report by the extended due date under Rule 12b-25(b). On the date hereof, the Registrant is filing a Current Report on Form 8-K with respect to a press release that discusses the progress of the Registrant's Section 404 evaluations and assessments in additional detail.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jeff Hale                  (480)                    361 5295
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    (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     X Yes   No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Although the Registrant has not finalized its financial statements, it is anticipated that the Registrant's net loss for the year ended December 31, 2004 will be approximately $20.5 million, or $1.14 per diluted share, on operating revenue of approximately $386.6 million, as compared to pro forma income from continuing operations of approximately $8.4 million, or $0.69 per diluted share, on operating revenue of approximately $389.7 million for the year ended December 31, 2003. On the date hereof, the Registrant is filing a Current Report on Form 8-K with respect to a press release that discusses the Registrant's financial results for the year ended December 31, 2004 in additional detail.

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     Central  Freight Lines,  Inc. has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 16, 2005                   By: ____________________________________
                                           /s/Jeff Hale
                                           Senior Vice President and
                                           Chief Financial Officer



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